CERTIFICATE OF NOTIFICATION

                                    filed by
                              GEORGIA POWER COMPANY

         Pursuant to order of the Securities and Exchange Commission dated December 15, 1993, in the matter of File No. 70-8085.

         Georgia Power Company ("GEORGIA") hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, and of said order with respect thereto the following information is provided.

1.       List of each Partnership Portfolio Company.

         (a)      AtheroGenics, Inc.
         (b)      Care Centric Solutions
         (c)      RenaLogics, Inc.
         (d)      Synchrologic, Inc.
         (e)      Video Networks, Inc.

2.       Fair Market Value of Partnership's Investment.

         $2.1 million.

3. General description of the business activities of each such Partnership Portfolio Company.

         (a) AtheroGenics, Inc. (a Georgia-based company) is engaged in the development of novel pharmaceuticals and diagnostic markers which address cardiovascular disease and its intervention.

         (b) Care Centric Solutions (a Georgia-based company) designs and builds highly functional point-of-care clinical information systems.

         (c) RenaLogics, Inc. (a Georgia-based company) is a seed stage company which hopes to develop novel pharmaceuticals to address kidney disease and "end stage" renal failure.

         (d) Synchrologic, Inc. (a Georgia-based company) builds object-oriented middleware development tools to extend client/server functionality to occasionally connected users.

         (e) Video Networks, Inc. (a Georgia-based company) was formed to address electronic transportation needs of the cable television, video program provider, and telephone industries.


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4.       Aggregate amount invested by GEORGIA in the Partnership during such semi-annual period (January 1997 - June 1997).

         None.

5.       GEORGIA's aggregate investment in the Partnership at June 30, 1997.

         $2.5 million.

Dated:   September 19, 1997      GEORGIA POWER COMPANY


                                 By:  /s/  Wayne Boston
                                       Wayne Boston, Assistant Secretary